Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298 Fax: (541) 739-8298

December 14, 2014

Mr. Craig E. Slivka

Mr. Edward Kelly

Senior Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Auscrete Corporation

Pre-effective Amendment 2 to Registration Statement on Form S-1

Filed November 28, 2014

File No. 333-199187

Dear Sirs,

I am writing in response to your letter dated December 4, 2014 in which you provide comments in connection with our submitted Form S-1/A. This letter serves to respond to those specific requests for information or clarification addressed in your letter. Your comments are copied herein and our response follows in Italics.

General

1. We note that you are registering the resale of 2,985,000 shares of common stock by the selling shareholders. Given the size of the offering relative to the number of outstanding shares held by non-affiliates, we continue to believe that this transaction may be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on rule 415(a)(1)(i) for the offering. In your analysis....

The intent of the Registration Statement is to enable our Market Maker to proceed with our FINRA application with adequate shares available to make a market. Upon discussion with the Market Maker, we have reduced the number of shares of the affiliates to be registered to a minimal quantity. There is not, and has not been any intention to use this Registration Statement as a financing tool.

Exhibit 5.1

2. Revise the opinion's first paragraph to reflect accurately the number of shares of common stock being offered by the selling shareholders under this registration statement.

The revision has been completed.

Exhibit 23.1

3. You submitted your independent public accounting firm's consent as correspondence rather than as an exhibit to the registration statement. File your independent public accounting firm's consent as an exhibit to the registration statement.

The filing has been changed.

I trust the above answers properly address your questions and, should you require further information, please contact me at the above telephone number or at my email - john@auscretehomes.com

Sincerely

/s/ John Sprovieri

John Sprovieri

President/CEO

Auscrete Corporation